March 31, 2011
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Delta Apparel, Inc. Form 10-K for Fiscal Year Ended July 3, 2010 Schedule 14A for Annual Meeting on November 11, 2010 File Number 1-15583
We refer to Mr. Reynolds’s letter dated March 23, 2011 which sets forth the comments of the staff of the Securities and Exchange Commission regarding Form 10-K for Fiscal Year Ended July 3, 2010 and Schedule 14A for Annual Meeting on November 1, 2010 of Delta Apparel, Inc. (the “Company”).
Schedule 14A for the Annual Meeting on November 11, 2010
Summary Compensation Table, page 31

1.	We note your response to comment two of our letter dated February 16, 2011. Please clarify whether these officers had the availability of these apartments for personal use.
Response:
The apartments were used by Ms. Watson and Mr. McGhee only in the same manner as would be subject to reimbursement under the Company’s business travel reimbursement policy in connection with business travel. The Company’s business travel reimbursement policy is applicable to all Company employees, including both executives and non-executives. Consequently, neither Ms. Watson nor Mr. McGhee had the availability of the apartments for personal use.
Please let me know if you have any additional comments or questions.
Very truly yours,

/s/ Deborah H. Merrill
Deborah H. Merrill
Chief Financial Officer